

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2016

Via E-mail
Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd
No. 123, Sec. 3, Da Fong Road
Tantzu, Taichung, Taiwan
Republic of China

>   **Re: Siliconware Precision Industries Co., Ltd**
>   **Schedule 13E-3**
>   **Filed November 22, 2016**
>   **File No. 005-79592**

Dear Ms. Chen:

We have reviewed the filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Disclosure indicates that Mr. Lin, the Company's Chairman, and Mr. Chi-Wen Tsai, the Company's President, are expected to serve as directors of HoldCo, which will serve as the holding company for the Company and ASE following completion of the Share Purchase. Please revise to add Mr. Lin and Mr. Chi-Wen Tsai as filing persons or advise us why such revision is not required. For guidance, refer to Interpretation 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Background of the Share Purchase; Past Contacts; Negotiations, page 26

2.   Please revise throughout this section to disclose the names of the members of senior
        management that participated in each meeting or negotiation.

Reasons for the Share Purchase, Review Conclusion of the Special Committee and
Recommendation of our Board, page 33

3.   Disclosure indicates that the Board believes the Joint Share Exchange Agreement and the
        transactions contemplated thereby are fair to the Company's shareholders and ADS
        holders. Please revise to include a statement as to whether the Company believes the
        going private transaction to be fair to unaffiliated security holders and an analysis of the
        material factors relied upon to reach such a conclusion. Please refer to Item 8 of
        Schedule 13E-3, Item 1014 of Regulation M-A, and Question and Answer No. 5 of
        Exchange Act Release No. 34-17719 (April 13, 1981).

Certain Financial Projections, page 42

4.   Please revise to describe the material assumptions and estimates underlying these
        projections.

Opinion of the Board's Financial Advisor, page 44

5.   Please describe the criteria used for selecting the transactions, both of which were
        announced in 2007. Please also identify any transactions that initially met the selection
        criteria but were excluded from the analysis and, if applicable, the reasons for excluding
        them.

Opinions of the Special Committee's Independent Expert, page 51

6.   Please revise this section to describe the basis for the 17.87% control premium and
        clarify the "statistics for listed companies being merged or acquired" referenced on pages
        C1-6 and C2-6 in this regard.

7.   Please revise to include the disclosure required by Item 1015(b)(4) of Regulation M-A.

Opinions of ASE's Independent Expert, page 56

8.   Please describe the basis for the 33.24% and the 33.86% control premiums and clarify the
        "global merger and acquisition cases" referenced on pages D1-5 and D2-6 in this regard.

Effects of the Share Purchase on the Company, page 63

9.   Please revise to separately describe the effects of the Rule 13e-3 transaction on ASE and the Company's unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A.

Financing, page 67

10.   Please provide the disclosure required by Item 1007(b) and (d) of Regulation M-A.

Fees and Expenses, page 69

11.   Please state whether or not the Company has paid or will be responsible for paying any or all expenses. Refer to Item 1007(c) of Regulation M-A. In doing so, please address which party will be responsible for such costs and expenses if the Share Purchase is not completed.

Voting by ASE at the Extraordinary General Meeting, page 69

12.   Please state how each executive officer and director of the Company currently intends to vote its Shares and the reason for the intended action. Refer to Item 1012(d) of Regulation M-A. Please also provide the information required by Item 1012(e) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact me at (202) 551-3589 if you have any questions regarding our comments.

                                                Sincerely,

                                                /s/ Tiffany Piland Posil

                                                Tiffany Piland Posil
                                                Special Counsel
                                                Office of Mergers and Acquisitions

cc: Via E-mail
        Chris Lin, Esq.
        Simpson Thacher & Bartlett

Joseph Tung
Advanced Semiconductor Engineering, Inc.

James Lin, Esq.
Davis Polk & Wardwell LLP